Exhibit 3.1

AMENDMENT TO AMENDED AND RESTATED BYLAWS OF

LIMONEIRA COMPANY

Limoneira Company (the “Corporation”), a Delaware corporation, hereby adopts this Amendment to its Amended and Restated Bylaws, effective as of July 25, 2017 (the “Effective Date”).

1.       Immediately prior to the Effective Date, ARTICLE III, Section 3.4 of the Corporation’s Amended and Restated Bylaws stated as follows:

“3.4 VACANCIES REMOVAL.

Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled by a majority vote of the directors then in office, or by a sole remaining director, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which they have been elected expires. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director. Stockholders shall have no right to fill a vacancy created on the board of directors for any reason.

Subject to the rights of the holders of any series of Preferred Stock then outstanding, any director, or the entire board of directors, may be removed from office at any time, but only by the affirmative vote of the holders of at least 66 2/3% of the total voting power of all outstanding securities entitled to vote generally in the election of directors of the Corporation, voting together as a single class.”

2.        As of the Effective Date, ARTICLE III, Section 3.4 of the Corporation’s Amended and Restated Bylaws is hereby amended and restated in its entirety to read as follows:

“3.4 VACANCIES.

Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled by a majority vote of the directors then in office, or by a sole remaining director, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which they have been elected expires. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director. Stockholders shall have no right to fill a vacancy created on the board of directors for any reason.”